UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

OPENING NIGHT ENTERPRISES, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10712

California (State or other jurisdiction of incorporation or organization)	81-4737793 (I.R.S. Employer Identification Number)

80 W. Sierra Madre Blvd., Ste. 141 Sierra Madre, CA (Address of principal executive offices)	91024 (Zip Code)

(626) 355-1049

Registrant’s telephone number including area code

Class A Investor Units

(Title of each class of securities issued pursuant to Regulation A)

In this report, the terms and references to the “Company,” “we,” “us” or “our” all refer to Opening Night Enterprises, LLC

Special Note Regarding Forward-Looking Statements: This report may include forward-looking statements.  All statements other than statements of historical fact contained in this report, including statements regarding the Company’s future financial condition, business strategy, financing and distribution plans and objectives of management and any potential or anticipated opportunity or result of any Company endeavor constitutes a forward-looking statement.  A number of presentations and disclosures in this report, including any statements preceded by, followed by or which include the words, “may”, “should”, “would”, “believe”, “expect”, “estimate”, “intend”, “anticipate”, “plan”, “assume” or similar expressions, are intended to identify forward-looking statements.  These forward-looking statements are based on information available to us at the time the statements are made and on assumptions, expectations, beliefs current thereto which concern future developments and their potential effect on the Company.  These forward-looking statements involve risks, uncertainties and other factors, many of which are outside the Company’s control, which may cause actual results and performances to be materially different from the future results or performances anticipated or implied by these forward-looking statements.

To the extent that this report contains forward-looking statements regarding the financial condition, operating results, business strategy or any other aspect of the Company, please be advised that the Company’s actual financial condition, operating results and business performance may differ materially from those projected or estimated by the Company in its forward-looking statements.  Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations.

Opening Night Ent. – Form 1-K Annual Rep. 2019	1

Opening Night Enterprises, LLC Form 1-K (2019) Amendment No. 1

Explanatory Note

Opening Night Enterprises, LLC (the “Company”) is filing this amendment to its Annual Report on Form 1-K (“Amendment”) to amend its previously filed Annual Report on Form 1-K for the fiscal year ended December 31, 2019 (the “Original 1-K”) to insert new audited financial statements as required by Item 7 of Part II of Form 1-K along with corresponding updates to Company’s manager’s discussion and analysis of said audited financial statements. Additionally, Company is filing this Amendment to include associated updates and exhibits pertaining to Company’s replacement of its former accountants pursuant to 17 CFR §229.304 (Item 304). Except as described herein, this Amendment remains unchanged and reflects the disclosures made at the time the Original 1-K was filed. This Amendment should be read in conjunction with the Original 1-K and with our filings with the SEC subsequent to the Original 1-K.

Opening Night Ent. – Form 1-K Annual Rep. 2019	2

Item 1. Business

The purpose of the Company is to produce a certain hour-long unscripted competition television series prospectively entitled “OPENING NIGHT” (the “Series”) in which, throughout the 13-week/13-episode initial season of the Series, the Company presents and markets to millions of viewers select portions of the up to six new musical theater shows (the “Musicals”).   Through the presentation of the Musicals to Series viewers, the Company believes it will generate great interest to see the completed Musicals outside of the television Series in a live theatrical medium at various stages in the United States and throughout the world, including, hopefully, on Broadway, West End and other such premier stages throughout the world.  The Company will derive earnings both from the Series, as well as from various exploitations of the Musicals and their underlying rights in ancillary media formats and the live stage, which will include, but are not necessarily limited to, ticket sales from each Musical and additional revenue streams ancillary to the production including musical recordings, merchandising and a variety of consumer products.

The Company is a new business venture that seeks to combine two entertainment industry business formats, namely unscripted/reality television and live musical theater (together, the “entertainment program”), for the purpose of enhancing the market awareness, audience and revenue potential of the latter, while retaining for the Company the greatest possible direct and ancillary revenue stream upsides from each medium.  In effect, the Company seeks to exploit a version of the business model employed by such popular amateur music competition television series’ such as X-Factor, which seek to introduce and garner wide audiences for a yet-unknown music artist whose brand the Series inherently creates and then builds awareness for. This is a model which has been highly successful for Sony and Simon Cowell’s Syco Entertainment label among various others around the globe over the past 20+ years.  The Company’s proposed business venture(s) would create a nationally broadcasted competition reality television series, which would pit up to six musical productions against one another in a competition to determine which such Musical(s) the professional industry judges felt had the greatest potential to be a future Broadway sensation.  the Company would retain a variety of live stage and ancillary media rights of first refusal to exploit and monetize the various productions for some period of time following the initial U.S. commercial broadcast of the TV series. These future exploitation rights, the Company believes, would enable the Company to realize potential profits from exploitation of each of the Musicals in live stage productions, film, television and other media, and the production of each such ancillary media format would be paid for by the Company and/or its future subsidiaries.  Depending on the availability of Company funds, interest of third party theaters, and the determinations of the Company’s managers with respect to the potential of a given Musical for immediate commercial success, the Musicals would then (following conclusion of the Series) be produced for a regional or other U.S. theater, with the goal being to get one or more of the Musicals presented on Broadway and others Off-Broadway or otherwise in order to maximize potential revenues from the exhibitions.

The Series would derive its own episodic licensing and other fees, which would flow to the Company, but one of the primary objectives of the Series will be to emotionally invest the Series’ audience in one or more of the productions and producing teams.  One of the most expensive and valuable elements associated with any entertainment property is marketing and promotion of the property, in other words, making the public at large aware of the entertainment property, even more valuable is when this can be done in a resonant and organic way, such as where potential audiences discover the artist themselves and are able to experience the artist’s rise from obscurity and take part in that journey, as opposed to discovering the artist or art as the result of traditional static marketing and brand-building methods such as billboards, posters and television advertisements.  A single studio film may spend upwards of USD$200 million+ in advertising to promote a potential tentpole film to worldwide audiences.  While live stage musicals do not spend nearly as much in marketing due to the locally-restricted nature of the productions and the much more finite potential box office grosses, the methods and costs of marketing are effectively the same across media (e.g. printing, billboard prices and TV ad spots cost the same amount irrespective of the type of media that’s being advertised).  Having a national television program that introduces audiences to forthcoming live theatrical productions would serve as possibly the most valuable marketing tool ever created for a live stage production.

Opening Night Ent. – Form 1-K Annual Rep. 2019	3

The Company will seek to derive revenues from both exploitation of the Series as well as from exploitation of the Musicals themselves and all ancillary rights associated therewith.  The Company further believes that the typical live stage box offices grosses will have the opportunity to far exceed typical Broadway box office grosses as the masses of tourists who regularly visit New York City and attend Broadway shows each year is excessive and, prior to the recent advent of the worldwide COVID-19 coronavirus outbreak, had been growing annually alongside ticket prices for those shows.  International market awareness is anticipated to lead to foreign licenses of the Musicals, which would further enhance the Company’s expected returns.

The Series will highlight for millions of viewers the competitive, challenging and dramatic creative process of the teams composing, writing, and mounting the Musicals.  The 13-week, reality competition Series is designed to portray in an entertaining and dramatic manner the struggle of creating an artistically and financially successful musical.

To protect the value and allure of each Musical, and to protect the value of said Musicals’ exploitation, no Musical will be seen in its entirety during the Series.  Guided by highly experienced stage production mentors, only those Musicals deemed most entertaining will be performed.  The stories of the writers, composers, designers, actors and other creators of the Musicals and their relationships and the conflicts they experience in bringing to life a single vision of the Musical and the new challenges they will encounter as a result of the competition format and production development subject to the scrutiny of the industry veteran professional judges will offer a plethora of additional storylines for audiences to latch onto and the Company believes they will also strengthen the bonds between the audiences and the Musicals.

No Prior Performance by Management Operating an Entertainment Program:

The Managers have not operated an entertainment program in the past and have no historical operating results. Accordingly, there is no basis of another entertainment program for investors to compare this entertainment program to, nor is there historical liquidity information to rely upon.

SUBSEQUENT PRODUCTIONS

Additional Companies:

After a Musical has been presented on a regional, Off-Broadway, Broadway or other U.S. stage, once the initial run for that Musical ends, if the Company managers believe that a given Musical has sufficient potential to be produced again, one or more times, either as a tour or a sit down production (each, a “Subsequent Production”), the managers may, in their sole discretion, form one or more additional limited liability company(s) or similar entity(s) (each, a “Subsequent Company”) to act as single purpose vehicles for the purpose of producing any Subsequent Production(s).  To effectuate this, the managers, on behalf of the Company, shall license to such Subsequent Company(s) those rights necessary to allow the Subsequent Company to present and otherwise exploit the Musical.  The managers also may, on behalf of the Company, license rights held by the Company to third party companies the principals of which may not include any manager of the Company (each a “Licensee Company”) – this scenario would likely inherit where the Company failed to raise, or secure from that Musical’s initial run, the necessary funds to finance production of the Musical.  In addition and in no way meant to limit the above, any Subsequent Company or Licensee Company shall pay to the Company customary and reasonable royalties, license fees and/or other compensation as consideration of the Subsequent Company’s or Licensee Company’s exploitation of rights in and to the Musical licensed to such Subsequent Company or Licensee Company by the Company.

If a Subsequent Company is created for one or more of the Musicals, then the Company shall receive the majority or all of the gross proceeds flowing thereto to the extent that the Company’s funds were used to finance the production of any Musicals therefrom.  If such a Subsequent Company is formed, it shall likely be for purposes of insulating the Company from any potential liability flowing from the production or exploitation of those Musicals.

Opening Night Ent. – Form 1-K Annual Rep. 2019	4

It should be noted that a prerequisite of the foregoing plan of operations is that the Company maintain controlling ownership of each of the Musicals and their underlying rights and that the Series’ primary distributor(s) not restrict the Musicals’ underlying rights-holders from fully exploiting the Musicals and their underlying rights immediately following the Series’ initial broadcast.  The underlying rights agreements with the initial Musical rights-holders are now being negotiated and, with respect to the live stage rights, the Company would (if the current version of the agreements were ratified for all Musicals, which the Company believes they will be) allow the Company to have exclusive rights to produce a live stage version of each of the Musicals for a certain period of time following the initial commercial broadcast, in the United States, of the final episode of the season in which each such Musical was featured. Furthermore, so long as the Company fully finances production of the Series, as contemplated herein, the Company managers do not believe they will encounter any issues with the Series’ eventual network and/or other distribution partners with regard to the Company’s retaining such an interest for itself in each of the Musicals and their underlying rights.  By financing the Series’ production, the Company will greatly mitigate the potential risk of loss to the Series’ distributor(s) which would otherwise need to be offset by the potential upside from exploitation of the Musicals’ underlying rights.

Subsidiary Participation:

It is anticipated that the Company, as the presenter of each Musical production, shall be entitled to a participation, expressed as a percentage of gross receipts of each of the Musicals’ authors’ (the “Authors”) future gross income from each Musical (with deductions for payments off the top to agents) derived from exploitations of the Musical licensed by the Authors to third parties (such third parties not to include the Company, the Managers or any Subsequent or Licensee Company).  The participation of the Company shall depend on the number of performances of a given Musical that were presented by the Company. Any amounts inuring to the Company as a result of such subsidiary participation shall constitute part of Company’s gross receipts.

Co-Productions:

While under the option, the Company’s managers shall would have the right to fix the terms of any co-production or licensing agreement with third parties.

Television Series and Theatrical Industry:

The entertainment industry in general and the television and live stage performance industries in particular, are extremely competitive in nature.  Depending largely on the point in time that a Series distributor boards the project, the Company may need to be paired with a television production company partner with an output deal and experience in making similar types of unscripted competition television shows for one or more of the networks, SVOD or other distributors that the Company intends to pitch the Series to, or else, the Company may be forced by the network to take-on a showrunner partner who will spearhead production of the Series.  For every television series that sells, there are tens of thousands of pitches that get turned down each season.  Of the shows that are initially picked up by one network or another each season (i.e. that “sell” to a network), less than half of them ever make it to the screen and of those, unless a non-linear format distributor such as Netflix picks it up, the network often still decides to cancel the show after producing and airing only the pilot or a handful of episodes.  While production is different for theater, productions are still routinely off of Broadway before they have had a chance to find their audience or turn a profit, because of the contractual nature of their deals with the theaters and the fact that they cannot afford to burn through capital if no one is showing up to the performances.  There are a very limited number of theaters available at any given time on Broadway and competition for them is almost as fierce as it is for the limited number of desirable television network timeslots available at any given time on TV.  If either the Company’s proposed television Series or the Musical(s) fail to secure desirable distribution/exhibition space, respectively, then the projected success and profits of the Company may be in jeopardy.

The Company seeks to greatly mitigate the risks of the Series not making it on air and/or one or more of the Musical(s) not making it to the stage, by financing production of each component in-house.  By removing this massive cost (i.e. risk) from the Series’ distributor, the Company ensures that any presentation of the Series by a distributor is guaranteed pure profit for that distributor, the only question remaining for the distributor is the level of upside, which will be determined by the success of the Series and the size of its audience.

Opening Night Ent. – Form 1-K Annual Rep. 2019	5

The Company’s managers shall attempt to negotiate with the Series’ distributor(s) to pay the Company certain Series licensing fees and/or creator fees.  The former fees are atypical for unscripted series’ that premier on U.S. television networks, however, they may be possible in this instance because of the fact that Company will be paying for the production of the Series itself, which is also atypical for most network and other large television series’, and such fees would be justifiable as helping Company offset some of the risk it will inherently assume as the sole financier of the Series’ production.

The commercial theater business in the United States is generally separated into two categories, New York and outside New York. New York is the central and principal venue for commercial theater in the United States with a significant resident population of theatergoers and a tourist population that attends the commercial theater regularly.  The Company anticipates, due to the notoriety of each of the Musicals deriving from the Series, that a Broadway production will occur for at least one, if not eventually a majority of the Musicals.  But it is important to note that for the Company’s business model, the litmus test for financial success of the endeavor will not be not predicated on a production occurring on a Broadway stage.  In fact, the overhead and, especially, the marketing, advertising and publicity costs are significantly less in theaters outside New York, making for the potential of a greater financial return, assuming that the number of people attending and ticket prices are the same, which may or may not be the case depending on where each Musical plays outside of Broadway.  Broadway, or the commercial theatrical industry in New York City, however, does provide for the greater likelihood of (a) open-ended runs and (b) premium (higher) ticket pricing.

As part of the Company’s business model, the Company’s managers will secure for the Company the right to present the play live on any stage from the author or authors of the Musicals for a limited period of time following the initial commercial airing of the final episode of the season of the Series in which a given Musical airs.  Such options shall be exclusive with respect to professional productions (with a stock and amateur holdback) in the United States, the British Isles, Australia, New Zealand and Canada, as well as certain other international territories. It is typical for the producer to pay the writer or writers a non-recoupable advance against a royalty to be paid to the writer or writers from the gross weekly box office receipts derived from the producer’s presentation or presentations of the play or musical. The royalty paid to the author or authors of a play is typically 4.5% of the gross weekly box office receipts. Occasionally, a play or musical is based on another work or on the life of a person. On these occasions, the producer would be required to obtain such rights to the other work or from the person who is the subject matter of the work. Typically, the holders of such rights would also be entitled to a royalty based on the gross weekly box office receipts; such amount is usually between 1% and 2%.  Gross weekly box office receipts are usually defined as the receipts received from the sale of tickets for the show minus credit card costs, applicable amusement or sales tickets and certain pension and welfare union payments (for Broadway only) that do not usually amount to over 10%.  On many occasions, the producers are able to negotiate the option to pay authors a share of weekly operating profits (if any) as opposed to a gross participation and the Company managers will attempt and expect to do so.

When a producer is presenting a new play or musical or is presenting a play or musical that has not been previously presented in the United States, the producer will usually be entitled to vest a percentage of revenues earned by the author or authors in the future from the exploitation of the play or musical, including revenues from a film or television adaptation of the play or musical and future stage presentations of the work. This revenue participation is called subsidiary (or ancillary) rights participation and the percentage is vested by the producer based upon the number of performances of the play or musical that is presented by him or her. The top subsidiary rights participation that can be earned by the live stage producer is typically from 40% to 50%.

The theatrical producer with an option on a play or musical will usually form a legal entity in which to raise funds to produce the play or musical and to produce the play or musical. The producer will also begin the process of preparing the necessary offering papers to legally raise money from the public, usually as an exempt offering under federal and state securities laws. The customary entity employed in the theatrical industry is a limited liability company. The producer will assign to such entity the rights he or she obtained by virtue of the option agreement with the writer or writers of the play or musical.  Very often the producer will team with other producers to partner with him or her in presenting the play or musical and/or in raising the necessary financing.   Because with this offering the funding is being raised up-front for the television production and the production of all of certain Musicals featured in the Series, the Company’s managers expect to save money, to the benefit of the Company’s investor members, as a result of not having to engage professionals to effectuate offerings to capitalize multiple disparate live stage companies, or to give away substantial portions of the profits to (a) partners, (b) fund raisers and (c) other parties assisting in the capitalization.  Moreover, since multiple Musicals are expected to be produced for the live stage, the gains from one or two may offset losses from another.

Opening Night Ent. – Form 1-K Annual Rep. 2019	6

The producers of each Musical will assemble the business and creative elements and personnel for the presentation of thereof. On the business side, the producers will retain a theatrical attorney, a general manager, a company manager, a theatrical press agent, a marketing specialist, an advertising firm, a production supervisor and other related personnel. On the creative side, the producers will retain a director, a cast and chorus, a choreographer, designers for the set, costumes, lighting, sound, a stage manager, a musical director, a conductor, a casting director and other related personnel. The compensation paid to the above-mentioned personnel is often paid in accordance with applicable collective bargaining organization rules. Many are entitled to royalties or otherwise increase weekly expenses, including the producers. In addition to the above, the producers must license a theater or, if producing a tour, must license a number of theaters in each city that it is planning to tour the show. Theater licenses often provide that the production pay a fixed rent, plus the expenses associated with the running of the theater facility (such as ushers, climate control, utilities and equipment) and a royalty based on a percentage of gross weekly box office receipts.

Developmental theaters that provided development towards the production of one or more musicals may be entitled to a royalty from subsequent productions on Broadway and/or in other commercial settings. The show will usually require significant rehearsals prior to public performances of the Musical. Rehearsals can typically be from four to fourteen weeks. Prior to a show opening on Broadway or Off-Broadway, it will run a number of preview performances before paying audience members. These preview performances will allow the producers and the creative personnel the chance to see how certain material is received by the audience and to make changes, if necessary, prior to the opening of the show. Just prior or after a play or musical opens, the critics for newspapers, television, magazines and other media will see the play or musical and write their reviews. Usually, the first reviews for the play or musical appear in public on opening night or the morning after.

Typically, a medium to large theater can gross between $250,000 and $2,000,000 per week. The point at which a given show breaks even depends upon a great many factors. On average, producers of a play or musical will attempt to keep the break-even point for a production at no more than 60% of the theater’s potential gross.  As noted above, many of a show’s personnel (including the producers) are paid a percentage of a show’s gross weekly box office receipts, weekly fee or share of weekly operating profits. As such, the amount of such compensation will vary from week to week depending upon the number of tickets sold.

Typically, as a live stage show makes operating profits, 100% of such profits are paid to investors of the show until the investors are paid back in full. Thereafter, the investors and producers each are entitled to 50% of the adjusted net profits from the show.   In this case, however, the three to six Musicals may ultimately be cross-collateralized for the benefit of the Company’s investor members.  Namely, even after the recoupment of a given production, all net cash flow shall inure to the investor members on a pro-rata basis until their respective investments (which are being used for a package consisting of one television show and three to six stage productions) are recouped in their entirety.  In such a manner the gains from one Musical will offset the losses of another; only following the recoupment by the investors of all monies invested hereunder will the Company managers participate in Company net profits.

Additional Information About the Company and its Business:

The Company does not currently employ anyone, nor has it employed anyone to date.  The Company has never filed for bankruptcy, is not in receivership nor embroiled in any similar or other types of legal proceedings, nor are any such proceedings reasonably foreseeable at this time.  At present, the Company has little to no realized assets, debts or obligations.

Opening Night Ent. – Form 1-K Annual Rep. 2019	7

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2019.

Operating Results:

The Company has been in existence under the laws of the State of California since December 12, 2016 and legally began its operations as of January 1, 2017. However, the Company is and has to the present point in its existence been both pre-revenue and also pre-operational insomuch as it cannot begin undertaking genuine production of the Series until it is independently capitalized, which it has and will seek to do through this offering. Per the Company’s plan of operations, the Company was to rely on the monies raised from this offering to finance production of the Series.

As described in the “Liquidity and Capital Resources” subsection immediately below, the vast majority of the Company’s expenses to date have existed in the form of legal, accounting and other professional fees associated with securing the foundational financing and third party rights necessary to establish the company and launch its Series development and production operations. The Company expects that these third party costs but more so other third party costs associated with forthcoming development and production of the Series, will ramp-up exponentially until such time as the Series has completed production of its initial season. These costs and the corresponding operations of the Company have not been able to accelerate to this point due to the fact that the Company had barely any opportunity to begin soliciting financing via this offering before the offering had its qualification withdrawn by the Securities and Exchange Commission (“SEC”).

General and administrative expenses

Expenses generally consist of a combination of general and administrative expenses such as office expenses on the one hand and professional fees on the other hand. General and administrative expenses amounted $480 for the year ended December 31, 2019, as compared to $1,170 for the year ended December 31, 2018, a decrease of $690. Professional fees for the fiscal year ended December 31, 2019 were $10,191, which was $2,710 lower than the same period in 2018. Altogether, the Company had total expenses of $10,670 for the fiscal year ended December 31, 2019, as compared with total expenses of $14,071 for the same period in 2018 (i.e., a decrease of $3,401 in annual expenses during the period). In 2019 the Company experienced a net loss of $11,570, as compared with a net loss of $14,871 during the same period of 2018, all of which is evidence of the Company’s pre-revenue and pre-operational status and the fact that it has not yet begun incurring major operational expenses.

Liquidity and Capital Resources:

The earliest point in time that the Company could start to consider receiving income, would be once it had the ability to negotiate with and license to third party distributors. However, it has never been Company’s plan to rely on third party distributors to pay license fees to distribute the Series, because Company’s managers have sought to maintain:

(a) autonomy over production of the Series (i.e., over its eventual look, feel and content);

(b) the greatest possible range of distribution opportunities and partners; and

(c) the greatest scope of rights to exploit future stage and ancillary media productions based on each of the Musical properties and their underlying rights.

Opening Night Ent. – Form 1-K Annual Rep. 2019	8

Accordingly, it has been the goal of the Company and its managers to treat the production of the Series itself as a loss-leader, which will build value and audiences for the Musicals, which the Company can then capitalize on in other forms of entertainment and media after the Series. Though the Company and its managers are taking the aforementioned long-view of internal asset development, upside preservation and long-term profitability, they are not foreclosed to the idea of realizing initial revenues at an earlier point in time. The earliest point in time that the Company presently conceives of potentially earning revenues is the late development stage. That point in time, would be prior to pre-production, but once the Company had locked-in all of its rights agreements with for the Musicals and with the Series’ so-called “key-man” attachments, such as celebrity and industry judges, director(s), talent agreements with key personnel, such as the Musical owners/creators, celebrity performers, and the like. At that point in time, the Company’s managers would enter discussions with potential domestic market distributors of the Series where they would broach such topics as co-financing, co-production, licensing and potentially ad-revenue and subscriber-revenue sharing opportunities. While this eventuality would be more common in the former context, it is also potentially possible in the latter. The former (i.e., ad-revenue sharing) opportunity would inherit in the realm of ad-sponsored television, such as major network broadcast or basic cable.

While the Company’s managers are open to various distribution opportunities, major network broadcast is, of course a very attractive opportunity due to the massive audience base that it plays to. Because of their large viewer-base, nationally broadcasted programs have historically had the greatest ad-revenue and sponsorship opportunities, which they use, in part, to finance the television series’ they feature and run those ad-spots beside. However, because the Company plans on using the proceeds of this offering to finance 100% of the Series’ production, any associated ad-revenues for advertisements that ran alongside the Series, would essentially constitute 100% profit for the networks. It follows that, if the Series were ultimately distributed on an ad-sponsored network, then part of the negotiation would revolve around sharing of ad-revenues associated with distribution of the Series. Alternatively, if the Series was distributed on either an ad-sponsored or any other network or distribution channel, then part of the negotiation would be with respect to exclusivity and scope of rights of the distributor to distribute the Series and any measure of exclusivity may require the distributor’s payment of license fees to Company. Therefore, it is conceivable that the Company could begin earning some revenue as early as the late-development stage, or more likely, shortly thereafter, once the production began airing in its initial markets.

Until now, the Company’s developmental, and indeed all of its, operations have been entirely financed by Company’s managers. Those costs have continued to mount, primarily as the result of professional fees (attorneys, accountants and auditors) necessary to meet the ongoing U.S. federal securities law compliance measures required to qualify and maintain this offering. In addition to the professional fees and expenses associated with maintaining this offering and meeting federal securities regulations, the Company has also had to spend on legal and other professionals for purposes of drafting and negotiating the necessary contracts and plans to option, license and/or acquire the rights to the underlying Musical properties and to ensure the participation of key third parties in the Series, these costs are ongoing at present, though it is believed that much of the outside legal costs associated with at least the initial option of the Musical properties for use in the Series have been realized.

The Company had planned to begin its investor solicitation process by now, which would have vested the Company with its own financing with which to undertake and maintain its offering and other operations. However, contingencies arose with respect to the maintenance of the offering, which set the Company’s timeline back. The Company has since responded and the managers feel they have made the necessary changes to ensure that no such similar setbacks occur hereafter. Specifically, this offering received provisional qualification from the SEC on March 29, 2019, however, the Company did not have a chance to begin solicitation of potential investors before its qualification was withdrawn by the SEC due to Company’s failure to file either of its initial special Form 1-K, or its semi-annual (Form 1-SA) reports. The Company had not been advised of its need to file such reports by its former legal counsel and the Company has since ceased working with its former legal counsel of Feldman, Golinski, Reedy + Ben-Zvi PLLC and has since retained outside counsel Ryan J. Lewis, Esq. to handle the Company’s securities and entertainment legal matters.

The Company has not yet generated any revenue since inception to date and has sustained operating losses of $12,270 and $14,871 during the years ended December 31, 2019 and 2018, respectively. The Company had a working capital deficit of $469 and an accumulated deficit of $27,141 as of December 31, 2019 and a working capital deficit of $1,474 and an accumulated deficit of $14,871 as of December 31, 2018.

Opening Night Ent. – Form 1-K Annual Rep. 2019	9

Fiscal Year ended December 31, 2019 Compared to Fiscal Year ended December 31, 2018

The following table sets forth information about our net cash flow for the years indicated:

	Years ended December 31,
	2019	2018
Net cash used in operating activities	(12,520)	(14,671)
Net cash provided by financing activities	12,575	13,775

Net cash flow used in operating activities was $12,520 for the year ended December 31, 2019, compared to $14,671 used in operating activities for the year ended December 31, 2018, a decrease $2,151. The decrease in net cash flow used in operating activities was mainly due to more decrease in accrued expenses for the year ended December 31, 2019 than 2018.

Net cash flow provided by financing activities was $12,575 for the year ended December 31, 2019, compared to $13,775 provided by financing activities for the year ended December 31, 2018, a decrease of $1,200. The decrease is due to less contribution by members and more withdraw to members for the year ended December 31, 2019 than 2018.

Trend Information:

As a result of the COVID-19 coronavirus pandemic hitting the major commercial centers of the western live theater world, namely New York City and London, in late 2019 through the present, there have been myriad changes, mostly bad, but also some positive, to both the theater industry and to the televised entertainment industry.

The theater industry at large have experienced nothing but negative ramifications as a result of the COVID-19 pandemic. The entire western live theater industry has effectively been shut down for months, with re-opening of the industry still uncertain in the major theatrical centers of New York City and London. Not only have the theaters themselves been forced to close their doors, robbing the theater owners of all potential revenues, but crowd restrictions and shelter-in-place restrictions have foreclosed any ability for production professionals to rehearse or train together in order to be ready for any eventual re-opening of the theaters. All of the foregoing has obviously bene devastating for the theater world. However, it will also have built anticipation and eagerness among theatergoers to see and interact with the theatrical world again.

On the television side of the entertainment industry, the COVID-19 pandemic has created numerous production obstacles, namely the mandated shutdown of all ongoing television productions in the major production centers throughout the world and the inability to properly plan for or undertake new productions or resume those that were shut down. Additionally, the uncertainty about federal and local government rulings, union stipulations have made producers and financiers fearful of being the first to undertake production coming out of the mandated lockdowns, as have the unknown future costs and availability of key industry protection policies such as completion bonds, production, general liability and other such insurance policies. The fact that even within the United States, each State is rolling out its own unique and widely varying set of film and television production protocols in response to the fear of the contraction and spread of coronavirus means that in addition to uncertainty, current and future productions now also face mounting added costs from state legislatures who mandate the productions now pay for a host of new personnel including medically trained persons to take everyone’s temperatures, disinfection and enhanced cleaning protocols, more private trailers and other individualized confinement measures, the requirement to provide and wear masks, gloves and the like while on-set, the inability to have large or even entire production units on-set or working with each other at the same time and many other potential obstacles that will drive-up the overall costs of the productions and create uncertainty surrounding feasibility of production logistics, particularly on larger productions.

Opening Night Ent. – Form 1-K Annual Rep. 2019	10

Despite the foregoing, the COVID-19 pandemic has certainly not all been bad news for the television industry. The shelter-in-place rules, combined with curfews, restrictions on crowd sizes and the closure of all bars, restaurants, movie theaters, sporting and other forms of live entertainment venues, not to mention the massive loss of jobs and income has forced entire populations throughout the world to be at home with their televisions and this has meant record-breaking viewership for televised programing of all types and formats. Not only is television viewership way up, but it is being consumed at such a rapid rate, that people are on the hunt for new things to watch. As a result, there is increased demand for new content, such as the Series.

The Company’s managers believe that because the re-opening and then repopulating of the theaters with ready-to-go productions will take so long and even when it does occur, there will likely be capacity and ticketing restrictions, leading to even higher prices, which will further drive down audience numbers and drive-up demand for theatrical content. Furthermore, the Company’s managers believe that because so much of the theatrical world is centered around venues and performances in New York City and other major international city hubs, which were hit the hardest by the COVID-19 pandemic, and because people are so reluctant to travel by air as a result of the pandemic, even when the theaters do reopen, the audiences from across the globe may not be there to meet them. All of the foregoing supports the managers’ view that there will be an larger than normal portion of the population coming out of the pandemic that will have an enhanced desire to engage with the type of theatrical entertainment offered by the Series and there will also be increased demand from distributors for fresh television content. These are obviously positives for the Company and for the ability of the Series to find meaningful distribution and reach wider, more engaged theater audiences.

Item 3. Directors and Officers

Name	Position(s)	Age	Term of Office*	Approximate Hours per Week for Part- Time Employees***
Kristin Chenoweth	Manager, Talent (TV), Executive Producer (TV and Musicals)	51		Full-Time during the initial investor roadshow and during production of any TV Series and Musical in which she is participating as a producer or talent
Charles Jones II	Manager, CEO, Executive Producer (TV and Musicals)	66		Full-Time
Regina Dowling	Manager, Talent (TV), Executive Producer (TV and Musicals)	51		Full-Time during the initial investor roadshow and during production of any TV Series and Musical in which she is participating as a producer or talent
Senge Creates, Inc. (on behalf of Charles Senge)	Producer (TV), Director (TV)	66	**	Full-Time during any TV Series or Musical that he is directing, otherwise any employment would be sporadic in nature only, as an outside consultant.

* The Managers of the Company have been appointed by the founding Members and shall be confirmed by incoming Members by proxy votes to the extent necessary under the law.  The Managers’ terms are indefinite and subject to termination by a vote of the Managers or otherwise as permitted under the applicable law(s).  The other key employee positions held by the above-named personnel are held at the discretion of the Managers and are only effective with respect to the specific TV Series and/or Musical(s) to which they apply and therefore do not necessarily constitute fill-time employment or control over the Company.

Opening Night Ent. – Form 1-K Annual Rep. 2019	11

** Charles Senge shall not be a managing member of the Company and his role in connection with the business of the Company shall be limited to his involvement with the first season of the TV Series and possibly the initial run of one of the Musicals and therefore does not necessarily constitute full time employment.  The CEO and/or Managers shall determine the employment parameters of Senge in accordance with industry standards.

*** Managers listed here should be regarded as directors of corporations for purposes of determining frequency of work schedules/duties associated with the position.

Kristin Chenoweth: Kristin Chenoweth won a Tony Award in 1999 for her Broadway performance as Sally Brown in You're a Good Man, Charlie Brown.  In 2003, she received wide notice for originating the role of Glinda in the musical Wicked, including a nomination for another Tony. Her television roles have included Annabeth Schott in NBC's The West Wing and Olive Snook on the ABC comedy-drama Pushing Daisies, for which she won a 2009 Emmy Award for Outstanding Supporting Actress in a Comedy Series. Kristin also starred in the ABC TV series GCB in 2012. Kristin's stage work includes five City Center Encores! productions, Broadway’s The Apple Tree in 2006, Promises, Promises in 2010 and On the Twentieth Century in 2015, as well as Off-Broadway and regional theatre.  Chenoweth had her own sitcom Kristin in 2001, and has guest starred on many other television shows, including Sesame Street and Glee, for which she was nominated for Emmy Awards in 2010 and 2011. In films, she played significant roles in Bewitched (2005), The Pink Panther (2006) and RV (2006). She has also played roles in made-for-TV movies, such as Descendants (2015); done voice work in animated films such as Rio 2 (2014) and The Peanuts Movie (2015) along with the animated TV series Sit Down, Shut Up; hosted several award shows; and released several albums of songs, including A Lovely Way to Spend Christmas (2008), Some Lessons Learned (2011), Coming Home (2014) and The Art of Elegance (2016). Chenoweth also penned a 2009 memoir, A Little Bit Wicked.

Charles Jones II: Charles is a television producer producing live shows and other productions via his wholly owned and controlled company, Charles Jones II Enterprises LLC, since 1997.  Charles’ main client throughout the period has been the Walt Disney Company in its live entertainment division.  In 2007 he was the managing producer of the Opening Ceremonies for the Tournament of the Roses Parade seen by millions internationally.  Formerly an entertainment reporter for PBS television, Charles served as a college music professor at Oklahoma City University, where he met the Company’s other Managers on the Opening Night team, namely, Kristen Chenoweth and Regina Dowling.  Charles was a television producer at the NBC station in Oklahoma City during the 1995 Oklahoma City bombing.  During that time, Charles created innovative new television programming, including the only live television program for kids in America, TV Made From Scratch with a 16 year old as the show’s host.  Charles is the creator and will act as the executive producer for the Opening Night Series and he developed the business model for the Opening Night multi-media project.  In addition to being one of the Company’s Managers, Charles also serves as the Company’s CEO.

Regina Dowling:  Regina earned a Bachelor’s degree in musical theater performance from Oklahoma City University and has performed in over 40 Musicals including leading roles in Elton John and Tim Rice’s Aida, She Loves Me, Will Rogers Follies, Carousel, Brownstone, South Pacific, Funny Thing Happened on the Way to the Forum, Into the Woods and Trouble in Tahiti. She has been seen on daytime soaps All My Children and Port Charles. Regina created and hosted two TV pilots Real Glamour with Regina Dowling and Adventures of the Pampered Pooch. A Lifestyle expert and beauty blogger, Regina created and hosted the popular site Glamour24-7.com where her expertise in living a glamorous life through giving back, appealed to a worldwide audience resulting in many loyal followers. Currently, Regina is the Vice President at the world renowned ArtCenter College of Design in Pasadena, CA where she has worked for over 10 years, previously as the Director of Educational Partnerships overseeing collaborations with major corporations and individuals who work on design projects with talented and creative students who attend ArtCenter from many different countries.

Opening Night Ent. – Form 1-K Annual Rep. 2019	12

Charles Senge: Charles “Chase” Senge is currently the principal of the eponymously named SengeCreates, Inc.  Prior to starting his own company, Chase worked for 20 years as Senior Show Director for the Walt Disney Co., developing new shows and entertainment formats for their properties around the globe. His creative concepts and stage productions have been seen by millions of audience members throughout the United Sates, Asia, Europe and Latin America. In addition to directorial experience, Chase also has an extensive background in staging, choreography, lighting, scenery, costuming, and special effects.  Chase currently operates through SengeCreates, Inc. providing consulting services to help third party companies create original productions for theatrical, touring and televised special events.  Chase’s stage productions have been nominated for Broadway’s TONY Award and the NY Drama Desk Award, plus received the “Diamond Award of Excellence” for the Best Cruise Line Show, and the “Big E” award for Best Show from the international theme park industry (IAAPA). As a consultant, Chase’s theatrical and creative development expertise has been called upon to collaborate on new projects of numerous organizations, as well as to “ show doctor” existing productions. Chase has brought his unique creative approach to such clients as Broadway’s Nederlander Worldwide Entertainment, Universal Studios, Bally’s Casino Las Vegas, Macy’s Thanksgiving Day Parade, the Pasadena Tournament of Roses Parade, as well as Busch Entertainment Corp., Virgin Atlantic, IBM, the Rockefeller Group, and the noted creative think-tank Eureka Ranch.  Chase is the only creative consultant noted in the Guinness Book of World Records.

The Company is a new business and has not begun its operations in any format or under any alternative name.  Accordingly, there is no history of payments received by any of the Company’s Managers or executive officers in any capacity in association with the Company and all expenses incurred by or on behalf of the Company to date have been developmental expenses associated with the establishment and maintenance of the Company and of this Offering.

Company Management and Series-Related Compensation:

As explained in greater detail in ‘Potential Payments to Managers from Offering Proceeds’ below, the only executive officer or Manager that is to receive any compensation in connection with his or her role as an executive officer is Charles Jones II, whose salary as the Company’s CEO shall be contingent upon the Company’s securing a minimum of at least $2 Million in Offering proceeds.  Furthermore, the value of any such salary shall thereafter be determined in accordance with the total available operating capital, the ultimate number of hours worked by Mr. Jones in that capacity and the prevailing industry rates and standards of reasonableness for someone operating a similar company in Mr. Jones’ capacity.

Certain compensation streams available to one or more of the Managers, specifically those which would be deriving from the initial Investor Commitments, are described in ‘Series-Related Manager Compensation’ below.  Those streams of consideration apply to the tasks that the Managers will be undertaking with respect to the initial operations of the Company, including compensation paid to Managers Kristin Chenoweth and Regina Dowling for their respective preparation or and participation in the Investor roadshow and also each of the Managers’ respective contributions as producers and talent for the Series.

Potential Payments to Managers from Offering Proceeds:

If and when adequate Offering proceed funds become available (estimated at $2 Million) to both operate the business as planned and also pay the Managers for their operation of the Company’s day-to-day business, then Manager Charles Jones II Enterprises, LLC shall become entitled (on behalf of Charles Jones II) to receive a reasonable salary, commensurate with the time actually spent working for the Company and with industry standards and contingent on the total amount of Offering proceeds ultimately received by the Company, in exchange for its services running the day-to-day operations of the Company.

Upon securing of certain initial financing, one of the first objectives of the Company is to expand the reach of this Offering and awareness of the project by putting on an investor U.S. roadshow which would bring portions of several Musical live performances to a handful of select U.S. cities.  Two of the Company’s Managers, namely Kristin Chenoweth and Regina Dowling, would be presenting and accompanying the roadshow and helping to work with the performers and troupes in preparation and presentation of those performances.  It is contemplated that for their services and time, the Managers Regina Dowling and Kristin Chenoweth would be compensated at a rate of $100,000 each for their investor roadshow-related services.

As compensation for their respective services on both the Series and the Musicals, each of the Managers shall be entitled to reasonable compensation in their respective roles as producers and/or talent on each of the Series and one or more of the Musicals.  The specific sums allocable for such services would be in-line with or below industry standards and would be paid from the line-items set-asides listed in the foregoing tables immediately above.

Opening Night Ent. – Form 1-K Annual Rep. 2019	13

Series-Related Manager Compensation:

In consideration for their future services as executive producers and/or talent on the Series when it goes into production the Company’s Managers will be paid reasonable salaries.  The Series’ intended executive producer, series creator, talent and other standard television series line item fees applicable to the Managers are in-line with analogous line items on similarly situated unscripted competition television series’ of the size of the Series.  While the specific amounts due to each of the individual Managers acting as executive producers, producers, talent, etc. with respect to the Series have not been determined, the specific line items for all Series talent and producers have been determined as is set forth in the ‘TV Production Budget Worksheet’ immediately below.

TV Production Budget Worksheet
Name of Program	OPENING NIGHT – TELEVISION SERIES
Number of TV Episodes & duration	PILOT AND THEN 12 EPISODES – 1 HOUR IN LENGTH
Previous Funding
Development	$ 2,500	$ 2,500
Production	$ 2,500	$ 2,500

TV DEVELOPMENT / SCRIPT
Concept & Rights (All rights owned by Production Company)	$ 0.00
Research – Musical Selection Committee	$ 20,000.00
Story / Script / Writers Fees	$ 5,000.00
Other (specify) REALITY PROGRAM DEVELOPMENT	$0.00
Development Subtotal		$25,000.00

TV PRODUCTION (PER EPISODE)
Producer Fees (total incl. EP)		$100,000.00
Director Fees (total)		$40,000.00
Presenters / Actors / Talent (UNION)		$145,000.00
Production Staff & Crew (UNION)		$100,000.00
Studio / Locations		$100,000.00
Lighting and Sound design and operation		$75,000.00
Wardrobe / Make-Up / Art Department		$25,000.00
Travel/Accommodations/Living		$75,000.00
Production Office / Admin		$25,000.00
Scenery and Costume Design and Creation		$75,000.00
Production Subtotal		$ 760,000.00

*       We have entered into service agreements with JumpStart Securities, LLC, a member of FINRA, to provide subscription and administrative services for the offering. JumpStart Securities, LLC is not an underwriter and will not be paid selling commissions or underwriting fees, but will be paid service fees equal to One and 95/100 Percent (1.95%) of the Units sold in connection with this Offering.

TV POST PRODUCTION (PER EPISODE)
Music & Copyright	$50,000
Library Footage & Copyright	$10,000
Film / Tape Stock	$10,000
Picture Post Production	$20,000
Audio Post Production	$20,000

Opening Night Ent. – Form 1-K Annual Rep. 2019	14

Titles/Graphics	$10,000
Post Production Labor	$50,000
TV Post Production Cont.
Other (specify) $
Post Production Subtotal	$ 170,000

TV MARKETING & ADMINISTRATION
Marketing / Delivery	$20,000
Administration / Overheads	$50,000
Legal	$10,000
Insurance	$10,000
Sundry (e.g. finance, ACC etc.)	$10,000
TV PILOT – 5 City Promotional Concerts w/ Kristin Chenoweth and the Musicals	$715,000
Marketing/Admin AND Promotional Tour Subtotal Costs	$ 815,000

Total Above The Line (Per Episode)	$ 320,000

Total Below The Line (Per Episode)	$ 725,000
Contingency (Per Episode)	$ 100,000
Production Company Overhead (Per Episode)	$ 100,000

SUBTOTAL COST PER EPISODE = $1,245,000 TOTAL FOR 13 EPISODES	$ 16,185,000

TOTAL TELEVISION PRODUCTION BUDGET (INCLUDING 13 EPISODES, 5 CITY PROMOTIONAL CONCERT TOUR AND MARKETING AND ADMINISTRATION)	$17,000.000

The Series producer fees total $100,000 per episode (for each of the 13 season 1 episodes) and it is anticipated that Manager Charles Jones II will be acting as the Series’ executive producer and that both Managers Kristin Chenoweth and Regina Dowling will be acting as producers on the Series.  What is not known is how many or what other producers the Series will ultimately add, which would further divide the pot attributable to that line item.  Similarly, Kristin Chenoweth and Regina Dowling will be receiving fees as talent participating in the Series and there is currently a presenter/actor/talent line item scaled to union rates and equal to $145,000 per episode for each of the 13 season 1 episodes of the Series, however, what and how many other individuals will be compensated from that pool of funds is not currently known.  Despite the gaps in knowledge, it is anticipated that each of the Managers will receive Series-related compensation in excess of $50,000 per person for their contributions to the Series as producers and on-camera talent during season 1 of the Series.  Similarly, were the necessary production financing to eventuate in time to film the entire series during the Company’s first fiscal year, then the Series’ director and 1% equity-interest holder, Charles Senge, would receive compensation for his services as the Series’ director, which such compensation would be in the amount of $40,000 per episode for each of the 13 episodes of season 1 of the Series.

Opening Night Ent. – Form 1-K Annual Rep. 2019	15

Necessary Definitions:

For purposes of interpreting the schedule of Musical distributions set forth in the subsection immediately below, the following terms shall have the following meanings:

GROSS RECEIPTS

“Gross Receipts” shall be deemed to mean all sums derived by and belonging to the Company from any and all sources (but not including Membership Commitments or Loans) including, without limitation, (i) from its stage presentations of each Musical, including the Series, and inclusive of ancillary income such as merchandise and commercial use products, (ii) from the disposition or exploitation of any of its rights in each Musical, including subsidiary rights, tours, films and other derivatives or (iii) from the disposition of its physical assets acquired with funds of the Company, and the return of any bonds or other recoverable items, and (iv) interest, if any, on the aforesaid sums.

LOANS

“Loans” shall mean any loan, promissory note, sponsorship, or other secured financing received by the Company or any subsidiary thereof for the purpose of providing part or all of the necessary capital necessary to undertake one or more Musicals or the Series or otherwise carry out Company’s business operations.

ORIGINAL CAPITAL

“Original Capital” shall mean the actual capital raised by the Company and or any of its subsidiaries, if any are formed, to produce and/or exploit one or more of the Musicals. Original Capital may include, without limitation, Loans, Commitments and other Company revenue, income and proceeds.

OTHER EXPENSES

“Other Expenses” shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to as Running Expenses (as defined below) or Production Expenses (as defined below), incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims or settlements of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Members or Managers). There shall be no “Other Expenses” incurred which are not reasonable and directly related to and necessary for the formation of the Company or the operation of the business of the Company.

PRODUCTION EXPENSES

“Production Expenses” shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company directly in connection with any production of the television series and musicals selected from the series, to continue beyond the television series, including without limitation, fees, advances and/or other compensation of the writers of the Musicals or their directors, choreographers, designers, orchestrators, casts, general managers, company managers, business managers, theater party representatives, production assistants and production secretaries (none of which parties before referred to need render its services exclusively in connection with each Musical); cost of the sets, costumes, curtains, drapes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managers, legal and auditing expenses, advance publicity, theater costs and expenses, preliminary advertising, post-opening advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Members or Managers; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses usually included in the term “Production Expenses.” There shall be no “Production Expenses” incurred which are not reasonable or which do not appear as a budgetary item of the final budget for the applicable production of each Musical presented by the Company.

RUNNING EXPENSES

“Running Expenses” shall be deemed to mean all expenses, charges and disbursements of whatsoever kind actually incurred as running expenses of any production of the Musicals presented by the Company or their subsidiaries, including, without limitation, percentage royalties payable to the owners, authors, directors, choreographers and/or to the Managers as a royalty; salaries and other compensation of cast, designers, stage managers, general managers, company managers, business managers, theater party representatives, production associates, production assistants, production secretaries (none of which parties before referred to need render its services exclusively in connection with each Musical), production supervisors and stage hands; theater costs and expenses, theater rentals, transportation charges, office facilities, insurance, legal and auditing expenses, advertising, publicity and promotion expenses (including the right to engage an advertising agency at the usual commission and to contract for additional payments for merchandising, exploitation, sales promotion and publicity), commissions paid to theater party agents, brokers, telephone sales and credit card  companies, Ticketmaster and similar types of organizations, rentals of equipment, lighting, props and other articles from parties (including the Managers or Members of each Company subsidiary or the Company), miscellaneous supplies, taxes of whatsoever kind or nature, other than income taxes of the individual Members or Managers, and any and all other expenses usually included in the term “Running Expenses.” The term “Running Expenses” shall also include any portion of the gross weekly box office receipts or Gross Receipts generated by each Musical payable to any person or firm rendering or furnishing services or materials or granting rights to be used by the Company in or in connection with the production or presentation of each Musical or the exploitation of any of the rights therein.

Opening Night Ent. – Form 1-K Annual Rep. 2019	16

Musical-Related Compensation of Managers:

The Managers, likely in conjunction with other third parties, are going to be the producers of each Musical. For the Production and for services rendered in the development of each Musical, the Managers, in the aggregate, will be entitled to receive, for their own account and not shared with the Members, the following producer compensation for their producing services on each Musical: An executive producer fee of $50,000 (per Musical production, to be shared by all such producers of a given Musical), a producer’s management royalty of up to three (3%) percent of GWBOR (or weekly operating profits equivalent), collectively, and a weekly producer’s office fee of not more than $1,500, collectively, for any given week (regardless of how many shows are currently playing) but they may be prorated down if less than 8 shows are performed in a given week, to be shared among all of a Musical’s producers including any Managers who are producers.  For the avoidance of doubt, the 3% GWBOR producer’s management royalty shall be shared by all producers of a given Musical and 1 of those 3 points are typically reserved for large investors and/or fundraisers of the Musical (i.e. only 2 of the 3 total producer GWBOR points will be paid to/shared by each of a given Musical’s producers including any Managers who are producers).  As is industry custom in the live stage performance industry, the producers of the Musicals (which may include one or more Managers) may receive a producer royalty (which may be a share of gross weekly box office receipts, or per gross weekly box office percentage point royalty pool equivalent) and other customary payments in connection with Subsequent Productions, in accordance with theater industry custom.

As discussed in Item 1: BUSINESS above generally, the primary income stream that the Managers anticipate initially is the combined box office and ancillary income streams flowing from live stage performance exploitation of each of the Musicals.  However, that does not mean that the Series will necessarily be a loss leader for the Musicals or for the Company.  The Series may well end up generating revenues from ad-sharing or licensing deals with its domestic and/or foreign distributors and syndicators, from merchandising deals arising from the Series itself and ultimately from the Series’ library value.  However, because the Managers’ primary focus will be on using the Series as a publicity generator for the Musicals, it is appropriate to provide an explanation of the distributions emanating from the exploitation of each Musical and how those will be divided once they flow back to the Company.

If and so long as any amounts are payable to the Investor Members pursuant to the schedule and terms set forth immediately below, the Company shall seek to pay such amounts within sixty (60) days after the end of each calendar quarter with respect to any amounts payable for such quarter; provided, that the Company shall seek to make the first such payment on the date twelve (12) weeks following the first paid public performance of each Musical hereunder, if any such amounts are payable at such time; and provided further, that commencing with the first calendar year following the year in which the last performance of each Musical has been presented, the Company shall seek to make such payments within sixty (60) days after the end of such calendar year.  In general, distributions from Gross Receipts actually received by the Company (from all sources) shall be made in accordance with the following order of priority:

1.           First, to the payment of the Running Expenses and Other Expenses.  Running Expenses, as described herein shall include a Musical’s standard gross corridor participations1, which are typically payable to a limited range of key personnel, including the writer(s) of the Musical’s book, the Musical’s director, et. al.  In a gross corridor format, the total weekly gross from a musical that end up being allocable to such participants is in the range of 11.5% - % to 18%.  The producer’s management royalty (as described above) is 3% of the total 11.5% - 18% total gross corridor and, as also explained above, the producer’s share is usually 2 of the 3 percentage points and those 2% are shared among all of the Musical’s producers including any Managers who are producers.

1 The production company ultimately responsible for producing each version of each Musical will ultimately determine what type of standard prevailing live theater revenue participation formulae it will apply on a production-by-production basis.  The gross participation formula assumed here is one such format, the total gross receipts allocable to gross profit participants, of which is typically in the range of 12% to 18% of weekly gross receipts.  An alternative common formula for allocating a live stage production’s receipts is a “pool” format.  The Company will not know which formulae shall be used with respect to a given Musical production until such time as the Musicals and their actual final producers are determined.

Opening Night Ent. – Form 1-K Annual Rep. 2019	17

2.           Second, to satisfy any liens and to repay any loans, if any, including interest charges and fees thereon, assumed by the Company in connection with the operation of its business, including, without limitation any preferred returns thereon.

3.           Third, to the establishment of a cash reserve (distributable cash held back, or accumulated) in an amount determined by the Managers in their sole reasonable discretion from time to time, for anticipated debts, liabilities, expenses and working capital.

4.           Gross Receipts remaining after the deductions set forth in subsections 1, 2 and 3 immediately above shall be characterized as “Net Cash Flow”.  Net Cash Flow shall be distributed to each Investor Member in the same proportion as his Commitment bears to the aggregate amounts raised from all Investor Members, until such time as each Investor Member has recouped 100% of his Commitment (“Recoupment”).

5.           Next, following Recoupment by all Investor Members, remaining and all subsequent Net Cash Flow, if any, shall be deemed “Net Profits” and shall be distributed as follows:

a.	The Managers may allocate Net Profits “off the top” to third parties in reasonable and customary arms-length transactions in consideration of services provided or rights contributed to the Musicals or any other production(s) as contemplated herein (these shall generally be in the form of Deferrals [as defined in the OPERATING AGREEMENT – EXHIBIT1A-2B – Article I (GLOSSARY) at “Deferments or Deferrals” and “Producer and Professional Deferrals or PPDs”]). There shall be no other distribution of Net Profits prior to their characterization as Adjusted Net Profits as defined immediately below.

b.	The remainder of such Net Profits, if any, shall be deemed “Adjusted Net Profits” of the Company, and shall be applied as follows:

i.	INVESTOR MEMBER’S NET PROFITS: An amount equal to 50% of Adjusted Net Profits shall be divided among the Investor Members of the Company, with each such Investor Member receiving that portion thereof as its Commitment bears to the amounts raised in the aggregate from all Investor Members; and

ii.	MANAGERS’ NET PROFITS: An amount equal to 50% of the Adjusted Net Profits shall be paid to the Managers of the Company. The Managers shall have the right to allocate Manager’s Net Profits to themselves or any third parties in their sole discretion.

Company Owner Revenues Available to Managers:

In addition to those incomes potentially available to one or more of the Managers, as described in this Item 3 above, the Managers shall also be entitled to receive a share of Company Net Profits (as defined in Company’s Form 1-A filing(s) in Item 14: SECURITIES BEING OFFERED at ‘Distributions’, thereof), if any, remaining after all expenses and any Investor Recoupments have been paid and future operating costs and contingency reserves have been set-aside.  Distributions of Company Gross Receipts including distributions of Company Net Profits paid to Managers, shall be made in accordance with the descriptions provided in Company’s Form 1-A filing(s) in Item 14: SECURITIES BEING OFFERED at ‘Distributions’ thereof.

In addition to consideration for each of the foregoing services of the Managers, the Managers and/or any person, partnership, corporation or other entity in which the Managers are in any way interested may provide other services to the Company with all monies received to belong solely to the Manager furnishing such equipment for its sole benefit and account.

Opening Night Ent. – Form 1-K Annual Rep. 2019	18

Potential Use of Proceeds to Discharge Company Debts:

To date, one or more of the Managers has personally provided the necessary start-up financing out-of-pocket, including the funds used to set-up the Company and finance the legal and other services provided in association with this Offering.  In the event that at least $2 Million in Offering proceeds is raised, then Managers shall have the right to recoup actual start-up expense outlays without interest up to a ceiling of One Hundred Thousand Dollars U.S. ($100,000.00) upon reasonable proof of payment of such sums to third parties.  Without limiting the foregoing, to date the Managers estimate that they have incurred less than $40,000 in personal expenses associated with this initial Offering and establishment and proposed operations of the Company, however, those costs are not necessarily final yet and they include or may ultimately end up including, among other things, legal fees, state and other administrative filing fees, accounting, printing, advertising, travel, marketing, blue sky or other state-level compliance and other expenses.  Additional such personal expenses of the Managers have been and/or would be used to cover such other start-up expenses as: Legal expenses associated with drafting and negotiating of necessary performer agreements and rights option agreements, Company set-up fees and expenses, broker dealer retainers and the like.  Furthermore, all such expenses to date have been incurred solely by Charles Jones II Enterprises LLC and all such future start-up expenses would also likely be borne by Manager Charles Jones II Enterprises, LLC.  However, the Managers also realize that this Offering may need to be supplemented by further outlays of personal Manager funds in the event that subsequent offerings or rounds need to be undertaken and/or in order to undertake the creation of certain supplemental Offering devices, such as creation and maintenance of one or more websites, social media accounts and the like, which may need to eventuate prior to securing of the Offering’s initial capital raise or closing.

The Company reserves the right to alter the use of Offering proceeds as stated herein based on the ongoing needs of the business of the Company, the amount of capital raised and based on any unforeseen circumstances arising subsequent to the closing of this Offering. Any reallocation of the estimated use of proceeds shall be undertaken at the Managers’ sole reasonable discretion in accordance with the perceived best interests of the Company.

Item 4. Security Ownership of Management and Certain Security holders

This Offering is being made available to outside private investors.  Under this Offering, up to Fifty Percent (50%) of the Company’s total non-voting interests (i.e. income interests) are being sold.  None of the securities being offered for sale under this Offering shall be voting interests and the Company shall remain controlled 100% by its Managers following the completion of this Offering.

Name of Unitholder	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Kristin Chenoweth	Manager	33.334% Voting Interest	N/A	33.334%
Charles Jones II	Manager	33.333% Voting Interest	N/A	33.333%
Regina Dowling	Manager	33.333% Voting Interest	N/A	33.333%

* The Mailing address for each such beneficial owner named above shall be as follows: c/o Ryan J. Lewis, Esq., 207 W. 25th Street, 6th Floor, New York, NY 10001

Opening Night Ent. – Form 1-K Annual Rep. 2019	19

Name of Unitholder	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Kristin Chenoweth	Member	33% Non-Voting Units	N/A	33%
Charles Jones II	Member	33% Non-Voting Units	N/A	33%
Regina Dowling	Member	33% Non-Voting Units	N/A	33%
Senge Creates, Inc. (on behalf of Charles Senge)	Member	1%	N/A	1%

Item 5. Interest of Management and Others in Certain Transactions

The majority of the information sought in this Item 5, specifically that which pertains to amounts and sources of contingent and non-contingent revenue streams and other forms of consideration which are or may become payable to the Company’s Managers, directors, executive officers, their nominees and other affiliates, can be found above in this Form 1-K’s responses to Item 3: DIRECTORS AND OFFICERS. Furthermore, it should be noted that the Company is still pre-capitalization and pre-revenue and therefore, to date, no sums have been paid to any of the Company’s Managers, their immediate families or other affiliates by or on behalf of the Company.

No Musical-Related Manager Compensation Likely to Eventuate in this Fiscal Year:

As of the date of this Offering, the Company has not yet begun its business operations as it has not yet secured the necessary capital to being its Series production or late-stage development operations. Additionally, the Company still has no physical assets or debts other than certain rights in and to the underlying Musicals, which the Company have recently been secured and/or are now being secured by the Managers on behalf of the Company.  It is highly unlikely that in the current fiscal year, the Company will earn returns from any of the Musicals, because the Musicals would have to be created and their development and production would need to be filmed for television prior to the production of said Musicals for the live stage.  This is significant because the Company’s three Managers will be entitled to certain salaries associated with their work as producers of the Musicals as well as to certain receipts from exploitation of those Musicals (see Item 3: DIRECTORS AND OFFICERS, at ‘Musical-Related Compensation of Managers’ above).

No Company Net Profit Participations for Managers Likely to Eventuate in this Fiscal Year:

In addition to the foregoing, the Company’s Managers are also entitled to receive fifty percent (50%) of the Company Net Profits (see, Item 3: DIRECTORS AND OFFICERS at ‘Company Owner Revenues Available to Managers’ above).  However, the only potential current fiscal year incomes that the Company might possibly experience would come from a sale or license of the proposed Series rights to a network or other distributor.  It is highly unlikely that the sale or license of the proposed television show rights would result in any Company Net Profits for the Company’s Managers.  This is because, among other things, all of the Company Gross Profits would likely be needed to finance the remaining operations of the Company, namely the production and presentation of the Musicals.  Furthermore, the structure of the recoupment waterfall for the Company’s Investors is such that the Investors are entitled to recoup their capital Commitments out of 100% of the Company Net Cash Flow prior to determination or distribution of any Company Net Profits (see, Company’s Form 1-A filing(s) in Item 14: SECURITIES BEING OFFERED at ‘Distributions’, thereof), and if the Company achieves its target minimum of $20 Million in initial, pre-Musical production operating costs and the majority of those initial operating costs are comprised of Commitments raised under this Offering, then there is essentially no chance that the potential television earnings of the Company for this or next year would ever eclipse both the full $50 Million projected operating costs of the Company’s business, accordingly, there would be no Company Net Profits available to pay to the Company’s Managers.

Opening Night Ent. – Form 1-K Annual Rep. 2019	20

No Third Party Intended Beneficiaries:

No expert named in this Form K-1 or in this Offering’s offering statement as having prepared or certified any part of this Form K-1 or this Offering’s offering statement, was employed for such a purpose on a contingent basis.  Nor was any such person or entity, either at the time of such preparation or certification or at any time thereafter, a holder of any material interest in either the Company or any of its parents or subsidiaries, nor was any such person or entity ever connected with the Company or any of its parents or subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 6. Other Information

Other Events:

As with most of the world’s businesses, the Company’s operations will likely be affected by the advent of the late 2019 – 2020(21) coronavirus outbreak and pandemic known as “COVID-19.” Unlike most companies across most industries, which have experienced predominantly negative COVID-19 pandemic effects, the Company believes that, upon securing its initial operating financing in late 2020 - 2021, it will be able to benefit from certain effects of the pandemic on other areas of the entertainment industry, including the pandemic’s impact on the live theater industry.

Broadway is officially shut down until at least 2021 and there is no known date to reopen the country’s major live stage performance theaters. This shutdown creates a great void in the theater-going community. People who love live stage productions and the world of theater will have almost nowhere to go to engage with that form of entertainment. Even when the major theaters in New York City and elsewhere throughout the country reopen, because of the nature of live theater performances, it is not as though things will be ready to get underway immediately. There will be a lag built-in between the time the theaters are announced to reopen and the time that Broadway-level performances are actually able to open their curtains to the public, this is because of the fact that live performances, unlike filmed entertainment, require months of rehearsals and learning before they are ready to be presented to audiences. Additionally, unlike professional sports teams, which have teams that fans can go see in nearby cities and states throughout the country, in order to see the very best of theater, one must travel to one of the handful of theatrical epicenters around the world, most typically New York City or London. Where the pandemic has created panic around the idea of air-travel, and major cities including New York City have been vilified as ground-zero for the COVID-19 virus’ spread across the United States, it is unlikely that people will be traveling in droves to see Broadway shows anytime in the near future, even after the theaters are reopened.

With the industry’s best stage performers out of work, with no known date of return, the Series could potentially secure some of the best live theater performers in the world for bargain prices to perform in the Series, thus greatly enhancing the Series’ prestige, while simultaneously increasing its quality.

As a result of the aforementioned circumstances in the live theater arena over the coming twelve to twenty four months, the Series and the Company hope to capitalize on the desire of the public to engage with the world of live theater by presenting both the on-stage and behind-the-scenes/making-of aspects of the theater world while also using a staff of performers that is among the best in the world. There will also undoubtedly be issues to navigate in the post-pandemic television production world, as each state has been developing its own set of complicated and often costly COVID-19 production safety guidelines, however, we are already seeing productions pick-up across the country and across the world as producers are finding cost-effective ways to create their programming. Production insurance is another question mark at the moment, though, even without a government-assisted underwritten cure-all, productions have been moving forward signing new standard coverage waivers related to coronavirus-related shutdowns and furloughs. In the insurance arena, unscripted series’ like that of the Series should have a leg-up on their narrative competition, as it is less costly and problematic to get unscripted series participants to present themselves on-set and there is more opportunity to shoot in an organic manner with smaller units.

Opening Night Ent. – Form 1-K Annual Rep. 2019	21

In summary, although the pandemic and post-pandemic-era will present challenges for the Company, as it will for almost all businesses, there will also be opportunities for the Company to capitalize on that were not there before.

Replacement of Independent Accountant/Auditor:

Although the replacement of the Company’s former auditors did not technically take place during the period of time covered by this Form 1-K, which cover the 12 month period ending December 31, 2019 and the Company’s original independent accounting firm, Cashuk, Wiseman, Goldberg, Birnbaum, & Salem, LLP Certified Public Accountants (“CWGBS”), who conducted the Company’s initial audit(s) as set forth in each of Company’s Form 1-A Offering Circular filings in connection with this Offering (see, FORM 1-A at ‘Part F/S’), did not officially resign as Company’s auditors until March 10, 2020, by giving notice via email from a CWGBS partner to Company Manager Charles Jones II, informing the Manager that CWGBS would be unable to continue as the Company’s auditors for purposes of ongoing SEC filings on account of the fact that CWGBS did not meet the perceived SEC requirements of being a PCAOB-registered firm, Company has decided nonetheless to include discussion of the event in this section as per the Form 1-K informational requirements under Item 6 because Company is including the audited financial statements and corresponding notes of the replacement auditors in this Form 1-K. After discussions between Company’s Managers, another PCAOB-registered firm and Company’s legal counsel, Manager Charles Jones II informed CWGBS that they did not need to be PCAOB-registered, however, by email dated March 19, 2020, CWGBS further informed Company Manager Charles Jones II that CWGBS was unable to perform the necessary ongoing audits on behalf of Company.

Upon receipt of notice of resignation, Company Manager Charles Jones II began searching for a replacement independent accountant and auditor. On or about April 8, 2020, a new accountant, Melody Shi Yiru, and a new independent auditor, TAAD LLP, were retained by the Company to render forthcoming accounting statements and independent audits in connection with the Company’s ongoing SEC reporting requirements in connection with this Offering. TAAD LLP is a PCAOB-registered firm and Melody Shi Yiru is an accountant with experience in generating accounting statements for new and established companies undertaking registered securities offerings.

Of the ten (10) separate SEC filings made by Company to-date or any such SEC filings covering Company’s financial statements from the past two years, which contained audits generated by CWGBS of Company’s financial statements, none of those audits contained any adverse notes or opinions generated by CWGBS. Nor did any such audits contain any disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company has no, nor has it ever had, an audit or similar committee of the board of directors, as referenced in 17 CFR §229.304(a)(1)(iii)(A), nor does Company have, nor has it ever had a true board of directors as described in 17 CFR §229.304(a)(1)(iii)(B). The decision to change accountants was approved by Company Managing Member Charles Jones II, who, at this time leads all of the Company’s day-to-day operations and who is expected to remain the sole constantly active participant and Manager of all of the Company’s day-to-day operations until such time as the Company is adequately capitalized to undertake its normal planned operations.

At no point in time during the Company’s two most recent fiscal years immediately preceding the replacement of CWGBS, were there any disagreements between CWGBS or its partners or employees on the one hand and either Company or any of its Managers, officers or employees on the other hand, with respect to any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure. Company and its Managers have authorized, or will hereafter authorize, CWGBS to respond fully to the inquiries of the successor accountant concerning the subject matter of any alleged or perceived disagreement should CWGBS believe that any such prior disagreement, as described in 17 CFR §229.304(a)(1)(iv), had existed at any time during the two year period immediately preceding replacement of CWGBS.

Opening Night Ent. – Form 1-K Annual Rep. 2019	22

At no point in time during the Company’s two most recent fiscal years immediately preceding the replacement of CWGBS or any subsequent interim period preceding CWGBS’ replacement, were there any “reportable events” as defined and described in 17 CFR §229.304(a)(1)(v).

In response to disclosure inquiries set forth in 17 CFR §229.304(b), Company proffers that there were no disagreements of the type described in paragraph (a)(1)(iv) of 17 CFR §229.304 nor was there any reportable event as described in paragraph (a)(1)(v) of 17 CFR §229.304 either during the fiscal year in which the change of accountants took place or during the subsequent fiscal year.

Item 7. Financial Statements

OPENING NIGHT ENTERPRISES, LLC

BALANCE SHEETS

	December 31, 2019	December 31, 2018

ASSETS

Current Assets
Cash and cash equivalents	$331	$276

Total Assets	$331	$276

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities
Accrued expenses	$-	$950
Income tax payable	800	800
Total Liabilities	800	1,750

Members' Equity (Deficit)
Total members' equity (deficit)	(469)	(1,474)
Total Liabilities and Members' Equity (Deficit)	$331	$276

The accompanying notes are an integral part of these financial statements.

Opening Night Ent. – Form 1-K Annual Rep. 2019	23

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF OPERATIONS

	For the years ended December 31,
	2019	2018
Revenue	$-	$-

Expenses
General & Administrative	480	1,170
Professional Fees	10,191	12,901
Total expenses	10,670	14,071

Loss before taxes	(10,670)	(14,071)

Income tax expense	900	800

Net loss	$(11,570)	$(14,871)

The accompanying notes are an integral part of these financial statements.

Opening Night Ent. – Form 1-K Annual Rep. 2019	24

OPENING NIGHT ENTERPRISES, LLC
STATEMENT OF MEMBERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018

Total
Members'
Equity (Deficit)

Ending Balance, December 31, 2017	$(378)

Contributions	13,775
Distributions	-
Net loss	(14,871)

Ending Balance, December 31, 2018	(1,474)

Contributions	13,275
Distributions	(700)
Net loss	(11,570)

Ending Balance, December 31, 2019	$(469)

The accompanying notes are an integral part of these financial statements.

Opening Night Ent. – Form 1-K Annual Rep. 2019	25

OPENING NIGHT ENTERPRISES, LLC
STATEMENT OF CASH FLOWS

	For the years ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(11,570)	$(14,871)
Changes in Operating Assets and Liabilities
Accrued expenses	(950)	200
Net cash used in operating activities	(12,520)	(14,671)

CASH FLOWS FROM FINANCING ACTIVITIES
Member's contribution	12,575	13,775
Net cash provided by financing activities	12,575	13,775

Net increase in cash	55	(896)

Cash, beginning of period	276	1,172

Cash, end of period	$331	$276

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Income tax paid	$-	$800
Interest expense	$-	$-

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.

Opening Night Enterprises, LLC (the Company) was formed under the laws of the State of California on December 12, 2016 and started operations on January 1, 2017. The Company has adopted a December 31 calendar year end for reporting requirements.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Opening Night Ent. – Form 1-K Annual Rep. 2019	26

2.

The Company was formed to create television programs that promote musical theater entertainment. The Company aims to blend television and certain mobile platforms with the musical theater industry, develop undiscovered creative teams and generate revenue in both television and live on stage realms. The Company has not had generated any revenues as of the report date.

3.

Cash & Cash Equivalents for purposes of the statement of cash flows, include cash on hand, cash in checking and savings accounts with banks. All short-term debt securities with a maturity of three months or less are considered cash equivalents.

4.	Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

5.	Leases that meet the criteria for capitalization are classified as capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expense as incurred. As of December 31, 2019 and 2018, there are no such leases.

6.	Concentration of Cash and Credit Risk-The Company maintains corporate cash balances which, at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. At December 31, 2019 and 2018, the Company has no uninsured cash balances.

7.	Advertising Costs are expensed in the year incurred. The Company incurred no advertising expense as of December 31, 2019 and 2018.

8.	Fair Value of Financial Instruments-Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

9.	Cash and Cash Equivalents, Accrued Liabilities and Other Payables-The carrying amounts reported in the balance sheets for these items are a reasonable estimate of fair value.

NOTE B - GOING CONCERN:

The Company has not yet generated any revenue since inception to date and has sustained operating loss of $11,470 and $14,871 during the years ended December 31, 2019 and 2018, respectively. The Company had a working capital deficit of $369 and an accumulated deficit of $26,341 as of December 31, 2019 and a working capital deficit of $1,474 and an accumulated deficit of $14,871 as of December 31, 2018. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its members or other sources, as may be required.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Opening Night Ent. – Form 1-K Annual Rep. 2019	27

In order to maintain its current level of operations, the Company will require additional working capital from either cash flow from operations or from the sale of its equity. However, the Company currently has no commitments from any third parties for the purchase of its equity. If the Company is unable to acquire additional working capital, it will be required to significantly reduce its current level of operations.

NOTE C - ACCRUED EXPENSES:

Accrued expenses amounted to $0 and $950 as of December 31, 2019 and 2018, respectively. Accrued expenses are accrued professional fee.

NOTE D – MEMBERS EQUITY:

Members of the Company contributed $13,775 and $13,275 for the year ended December 31, 2019 and 2018, respectively. Members of the Company withdrew $0 and $700 for the year ended December 31, 2019 and 2018, respectively.

NOTE E - INCOME TAXES:

Opening Night Enterprises, LLC is treated as a partnership for federal and state income tax purposes, with income taxes payable personally by the members. Accordingly, no provision has been made in these financial statements for federal income taxes for the Company. The State of California imposes a $800 minimum tax.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member equity accounts in accordance with the Operating Agreement. The income allocable to each member is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the members could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted FASB ASC 740-10 regarding accounting for uncertain income tax positions. Management is not aware of any tax positions that are more likely than not to change in the next 12 months, or that would sustain an examination by applicable taxing authorities.

The Company recognizes penalties and interest arising from uncertain tax positions as incurred in the statement of income and comprehensive income, which are none as of December 31, 2019.

The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

NOTE F – RECENT ACCOUNTING PRONOUCEMENTS

In August 2018, the FASB issued ASU 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements from Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement.” ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its consolidated financial statements.

Opening Night Ent. – Form 1-K Annual Rep. 2019	28

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes.” ASU 2019-12 eliminates certain exceptions within ASC 740, “Income Taxes,” and clarifies certain aspects of ASC 740 to promote consistency among reporting entities. ASU 2019-12 is effective for interim and annual reporting periods beginning after December 15, 2020, with early adoption permitted. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is evaluating the impact that adoption of ASU 2019-12 will have on its consolidated financial statements.

NOTE G- RETIREMENT PLAN:

The Company currently does not sponsor a retirement plan for its employees

NOTE H - COMMITMENTS AND CONTINGENCIES:

As of the date of the financial statements, the Company has not signed office facility leases.

NOTE I - FAIR VALUE MEASUREMENTS:

FASB ASC Topic 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC Topic 820, the following Summarizes the fair value hierarchy:

Level 1 Inputs-Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs-Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs-Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

FASB ASC Topic 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

As of December 31, 2019 and 2018, there were no assets and liabilities measured at fair value.

Opening Night Ent. – Form 1-K Annual Rep. 2019	29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members,

Opening Night Enterprises LLC.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Opening Night Enterprises LLC. (the “Company”) as of December 31, 2019 and 2018, the related statement of operations, members deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2020

Diamond Bar, California

October 23, 2020

Opening Night Ent. – Form 1-K Annual Rep. 2019	30

Item 8. Exhibits

INDEX TO EXHIBITS
EXHIBIT
1A-2A *	Articles of Organization – Opening Night Enterprises, LLC (California)
1A-2B **	Revised Operating Agreement – Opening Night Enterprises, LLC
1A-4 **	Revised Subscription Agreement with Attached Investor Questionnaire
1A-6***	JumpStart Selling Agreement
1A-8 **	Revised Escrow Agreement with PrimeTrust
1A-9 ^	Item 304 Letter from Issuer’s Former Accounting Firm
1A-11 ^	Accountant Consent Letter for Use of Incorporated Audited Financial Reports

^ Provided herewith;

* Previously filed as Exhibits to the Form 1-A filed on Dec. 29, 2017;

** Previously filed as Exhibits to the Form 1-A Post-Qualification Amendment No. 3, filed on Aug. 7, 2020;

*** Previously filed as Exhibits to the Form 1-A Amendment No. 5, filed on Jan. 23, 2019.

SIGNATURES

Pursuant to the requirements of the Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Opening Night Enterprises, LLC

By:	/s/ CHARLES JONES II
	Name:	Charles Jones II
	Title:	Managing Member and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ CHARLES JONES II	Managing Member, Chief Executive Officer (Principal Executive Officer) and Chairman of	October 23, 2020
Charles Jones II	the Board

/s/ CHARLES JONES II	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal	October 23, 2020
Charles Jones II	Accounting Officer)

/s/ REGINA DOWLING	Managing Member, establishing Majority of	October 23, 2020
Regina Dowling	Governing Body of Opening Night Enterprises LLC

Opening Night Ent. – Form 1-K Annual Rep. 2019	31